UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Garrett Motion Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

366505105

(CUSIP Number)

Seth A. Klarman,  The Baupost Group, L.L.C.  10 St. James Ave  BOSTON,  Massachusetts  02116  Phone : (617) 210-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Baupost Group, L.L.C. 04-3402144

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
26,570,589

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
26,570,589

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,570,589

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.99%

14	TYPE OF REPORTING PERSON
IA

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Baupost Group GP, L.L.C. 82-3254604

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
26,570,589

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
26,570,589

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,570,589

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.99%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Seth A. Klarman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
26,570,589

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
26,570,589

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,570,589

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.99%

14	TYPE OF REPORTING PERSON
HC

Item 1.	Security and Issuer

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission'') by the Reporting Persons with respect to the Common Stock of the Issuer on May 07, 2021 (the "Schedule 13D''). Terms defined in the Schedule 13D are used herein as so defined. Except as specifically provided herein, this amendment ("Amendment No. 2") does not modify any of the information previously reported in the Schedule 13D.

Item 2.	Identity and Background

(a)

(b)

(c)

(d)

(e)

(f)

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to include the following:

On June 12, 2023 (the “Conversion Date”), the Company consummated the conversion of all shares of Series A Preferred Stock that were not repurchased in the Series A Repurchase into shares of Common Stock, as set forth in the Transaction Agreement and the Second Amended and Restated Certificate of Designations (the “Conversion”). On the Conversion Date, each share of Series A Preferred Stock was automatically converted into one fully-paid, non-assessable share of Common Stock and each holder of Series A Preferred Stock was deemed to be the holder of record of the Common Stock issuable upon such Conversion. Further, in connection with such conversion, the Company is obligated to pay to the holders, including VOF Holdings, GTM Holdings and Phoenix, in respect of each share of Series A Preferred Stock held immediately prior to the Conversion, (i) $0.144375 in cash, and (ii) approximately 0.104379 shares of Common Stock (representing $0.853509 in accrued and unpaid dividends per share of Series A Preferred Stock, valued at $8.177 per share), subject to adjustments pursuant to the Second Amended and Restated Certificate of Designations to avoid the issuance of fractional shares of Common Stock.

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)	The responses to Items 7-13 of the cover pages of this Schedule 13D are incorporated by reference herein.

(b)	The responses to Items 7-13 of the cover pages of this Schedule 13D are incorporated by reference herein.

(c)	During the past 60 days, none of the Reporting Persons has effected any transactions in shares of Common Stock or Series A Preferred Stock except as described below.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit
June 08, 2023 June 08, 2023 June 13, 2023 June 14, 2023 June 15, 2023	(500,000) shares of Common Stock (17,482) shares of Series A Preferred Stock (500,000) shares of Common Stock (3,100,000) shares of Common Stock (1,025,000) shares of Common Stock	$8.20 $9.09 $8.00 $7.73 (1) $7.55

(1) The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $7.71 to $7.87. The Reporting Persons undertake to provide the staff at the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth above.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock or Series A Preferred Stock set forth above.

(e)

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Baupost Group, L.L.C.

June 15, 2023	By:	/s/ Seth A. Klarman
Chief Executive Officer

Baupost Group GP, L.L.C.

June 15, 2023	By:	/s/ Seth A. Klarman
Managing Member

Seth A. Klarman

June 15, 2023	By:	/s/ Seth A. Klarman

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)